June 23, 2008

Mail Stop 6010

Jeffrey Jacobson
Chief Executive Officer and President
Presstek, Inc.
2 Greenwich Office Park, Suite 300
Greenwich, Connecticut 06831

   Re: Presstek, Inc.
     Annual Report on Form 10-K
     Filed April 30, 2008
     File No. 000-17541

Dear Mr. Jacobson:

  We have completed our review of the Form 10-K and related filings for Presstek, Inc. and have no further comments at this time.

       Sincerely,

       Tim Buchmiller
       Senior Attorney

cc (via fax): James R. Van Horn, Vice President, General Counsel and Secretary